                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            (Amendment No.   2  )*
                                           -----

                               KS BANCORP, INC.
                           -------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                      -----------------------------------
                        (Title of Class of Securities)

                                   48266R108
                           -------------------------
                                (CUSIP Number)

                                HAROLD T. KEEN
                                 P.O. BOX 219
                             207 W. SECOND STREET
                                KENLY, NC 27542
                                (919) 284-4157
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 29, 1996
                         ----------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 48266R108
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1.   Name of Reporting Person                                    Harold T. Keen
     S.S. or I.R.S. Identification No. of Above Person              ###-##-####

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2.   Check the Appropriate Box if a member of a group            (a)
     (See Instructions)                                          (b)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                   OO

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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) of Schedule D                         [ ]

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6.   Citizenship or Place of Organization                         United States

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                        7.   Sole Voting Power                       51,788.168

    Number of           --------------------------------------------------------
      Shares            8.   Shared Voting Power                          2,400
   Beneficially
     Owned by           --------------------------------------------------------
  Each Reporting        9.   Sole Dispositive Power                  51,788.168
      Person
       With             --------------------------------------------------------
                        10.  Shared Dispositive Power                     2,400

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    54,188.168

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares  (See Instructions)                                           [ ]

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13.  Percent of Class Represented by amount Row (11)                      7.88%

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14.  Type of Reporting Person (See Instructions)                          IN

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Item 1.   Security and Issuer.
          --------------------

The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, having no par value ("Common Stock") of KS Bancorp, Inc., a North Carolina corporation ("KS Bancorp") with its principal executive offices located at P.O. Box 219, Kenly, North Carolina 27542.


Item 2.   Identity and Background.
          ------------------------

    (a)   Name              Harold T. Keen

    (b)   Residence         1121 Boyette Road
                            Four Oaks, North Carolina  27524

    (c)   Employment        President and CEO of
                            KS Bancorp, Inc. &
                            Kenly Savings Bank, Inc., SSB
                            207 W. Second Street
                            P.O. Box 219
                            Kenly, North Carolina  27542

    (d) During the last five years, Mr. Keen has not been convicted in a criminal proceeding (excluding traffic or similar violations).

    (e) During the last five years, Mr. Keen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in (I) a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

    (f)   Mr. Keen is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

Mr. Keen has been granted options to purchase 30,336 shares of Common Stock of KS Bancorp under the KS Bancorp, Inc., Employee Stock Option Plan, 18,202 of which had vested prior to December 29, 1996. On December 29, 1996 an additional 6,067 options to purchase shares of common stock vested under the Employee Stock Option Plan, for a total of 24,269 options vested. The exercise price for all of the options granted is $10.00 for each share of Common Stock of KS Bancorp underlying the options.

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

Item 4.   Purpose of Transaction
          ----------------------

Mr. Keen acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of KS Bancorp. Mr. Keen does not have any plan or proposal which relates to or would result in any actions enumerated in subitems (a) through (j) of Item 4 of Schedule 13D, except that Mr. Keen may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

(a.) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. Keen for the purposes of this Statement is 54,188.168 shares, representing approximately 7.88 percent of the outstanding shares of Common Stock based on 687,532 shares of Common Stock (663,263 shares of Common Stock outstanding on February 5, 1997 plus options to purchase 24,269 shares of Common Stock that have vested or will vest within the next 60 days).

(b.) Mr. Keen has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of 51,788.168 shares of Common Stock. Mr. Keen shares the power to vote or to direct the vote and the power to dispose of or to direct the disposition of an additional 2,400 shares of Common Stock with his spouse, Barbara A. Keen, who resides at
     1121 Boyette Road, Four Oaks, North Carolina, 27524.   Mrs. Keen is a
     United States citizen and Graphic Design Instructor at Johnston Community College, P.O. Box 2350, US Highway 70, Smithfield, North Carolina, 27577. During the last five years, Mrs. Keen has not been convicted in a criminal proceeding (excluding traffic or similar violations). During the last five years, Mrs. Keen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in (I) a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

(c.) Mr. Keen has not effected any transaction in the shares of Common Stock during the past sixty days. However, options to purchase 6,067 shares of Common Stock vested in Mr. Keen on December 29, 1996, which, in conjunction with the repurchase by KS Bancorp during 1996 of 20,000 shares of Common Stock, has resulted in an increase in Mr. Keen's beneficial ownership of KS Bancorp Common Stock from 6.64% to 7.88%.

(d.) not applicable

(e.) not applicable

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Item 6.   Contracts, Arrangements, Undertakings or Relationships With Respect to
          ----------------------------------------------------------------------
          Securities of the Issuer.
          -------------------------

There are no relevant contracts, arrangements, understandings or relationships between Mr. Keen and any other person with respect to any securities of KS Bancorp.

Item 7.   Material to be filed as Exhibits.
          ---------------------------------

          None
Signature
---------

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.




Date: February 5, 1997                              /s/ Harold T. Keen
                                                 -----------------------------
                                                        Harold T. Keen

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